March 21, 2011

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549-6010

Re:	Feihe International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Form 10-K/A for Fiscal Year Ended December 31, 2009
Filed April 30, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed November 9, 2010
File No. 001-32473

Dear Mr. Schwall:

Feihe International, Inc. (formerly American Dairy, Inc.) (together with its subsidiaries, the “Company”) submits this letter in response to the comments you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in your letter to Leng You-Bin dated March 4, 2011.  The comments relate to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009, filed on March 16, 2010, as amended on April 30, 2010 (collectively, the “2009 Form 10-K”) and to the Company’s Form 10-Q for the Fiscal Quarter Ended September 30, 2010 (the “Q3 2010 Form 10-Q”).  For your convenience, the paragraphs in bold below restate the numbered paragraph in the Staff’s comment letter.  The discussion below such paragraph is the Company’s response to the Staff’s comment.

General

1.	We remind you of prior comments 1 and 2 from our letter to you dated December 1, 2010.

Company Response:  The Company acknowledges the Staff’s comments.

Letter to H. Roger Schwall

Form 10-K for Fiscal Year Ended December 31, 2009, Filed March 16, 2010 Net Cash Provided by Operating Activities, page 30

2.
In our prior comment six, we asked that you enhance your disclosure to discuss the drivers of significant changes in assets and liabilities you cite, and we referred you to SEC Release 33-8350 for guidance.  SEC Release 33-8350 states that registrants should provide discussion of material changes in drivers of their operating cash flows rather than reciting a reconciliation of information from the face of the statement of cash flows.  Your proposed enhanced disclosure continues to provide minimal discussion of the reasons why your assets and liabilities changed, and it continues to recite information on items, including non-cash items that do not appear to impact operating cash flows, readily determinable from the statement of cash flows.  Please further revise your disclosure to comply with the guidance in SEC Release 33-8350.

Company Response:  In response to the Staff’s comment, the Company respectfully proposes to expand its disclosure in the Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”) substantially along the following lines:

Net Cash Provided by Operating Activities
Although net income increased by approximately $5.6 million, net cash provided by operating activities decreased approximately $12.7 million, from approximately $29.9 million in 2008 to approximately $17.2 million in 2009 due to the following changes in working capital items:

•
decrease in accounts payable of approximately $22.9 million and purchase of inventories of approximately $20.1 million as compared with 2008.  Because we intended to significantly expand the business in 2008 and believed our competitive position following the melamine crisis was more favorable, we purchased significant amounts of raw material and accordingly produced increased levels of inventory in 2008.  Although our business plan in 2009 still includes expansion, we have shifted our product mix to higher-margin milk powder and therefore sold off excess inventory at lower margins to stabilize our inventory levels;

•
increase in trade receivables of approximately $6.3 million primarily due to increases in sales of higher-margin products in addition to our expansion within China during 2009 as compared to 2008. In 2009, we also increased credit limits available to long term customers, although we continue to require advance payments from new customers;

•
decrease in advances from customers of approximately $8.1 million, which reflected a higher balance of advance from distributors at the year end of 2008, ordering sufficient milk powder to meet the needs increased needs of 2009 first quarter’s sales which was a direct result of the melamine crisis;

Letter to H. Roger Schwall

•	increase in amounts due to related parties of approximately $8.9 million, relating to the advance received from one related company for the purchase of cattle; and

•
increase in advances to suppliers of approximately $5.6 million relating to our upcoming productions in the first half of 2010 to meet our increasing demands in the winter season.  Additionally, costs of raw material in 2009 have increased compared to 2008.

Form 10-K/A for Fiscal Year Ended December 31, 2009, Filed April 30, 2010 Directors, Executive Officers and Corporate Governance, page 3

3.
We note your response to prior comment 14 from our letter to you dated December 1, 2010 and reissue the comment.  Item 401(e) requires a discussion of the “specific experience, qualifications, attributes or skills” that led to the referenced conclusion.  Please see Question and Answer 116.05 in Compliance and Disclosure Interpretations, Regulation S-K.  That guidance may be found at the following web address: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

Company Response:  The Company respectfully advises the Staff that the process used to reach the conclusions that each director was qualified to serve on the Board of Directors of the Company (the “Board”) primarily involved reviewing the biographical information set out in the Company’s disclosures as to each director, with particular emphasis on the factors set out in the final sentence of the biographical summary of each director.  The Company believes its disclosures accurately disclose the specific considerations that led to these conclusions.  However, in light of the Staff’s comment, in future filings the Company will revise its disclosures to expand the discussion of these factors considered by the Board and to include in this discussion a free-standing paragraph separate from the biographical summary.  To illustrate for the Staff the disclosure the Company anticipates including in the 2010 Form 10-K, the Company anticipates that Mr. Leng You-Bin’s biographical summary would be revised substantially along the following lines, subject to be updated to reflect the facts as of the future filing date:

Leng You-Bin has been our Chairman, Chief Executive Officer, President, and General Manager since May 2003. From January 2002 to May 2003, Mr. Leng served as the Chief Executive Officer and President of American Flying Crane Corporation. From 1997 to 2002, Mr. Leng served as the General Manager of Heilongjiang Feihe Dairy Co., Limited, or Feihe Dairy, and he became the Chairman and General Manager in 2000.  From 1989 to 1997, Mr. Leng served as a technician, deputy director and director of Zhaoguang Dairy Plants, the predecessor of Feihe Dairy.  Mr. Leng received a bachelor’s degree in food engineering from Northeast Agriculture University, China and Shanghai Light Industrial College and studied business administration at Beijing University.

Mr. Leng has extensive executive experience with our company and a deep knowledge of PRC dairy company operations, our strategies, and our culture.  Having led our company and certain of its subsidiaries and predecessors since 1989, Mr. Leng has been a driving force in our expansion and growth.  His various executive roles before becoming our Chairman, Chief Executive Officer, President, and General Manager also give him experience in numerous aspects of our operations, including manufacturing, sales, marketing, finance, and distribution.

Letter to H. Roger Schwall

Executive Compensation, page 10

4.
We note the information you provided, including proposed prospective disclosures, in response to prior comments 16, 17, and 19 from our letter to you dated December 1, 2010.  When you make the corresponding filing, ensure that you provide all the required disclosure in the format that Item 402 of Regulation S-K requires, including the disclosure required by Items 402(b)(2)(xiv) and 402(c)(1).

Company Response:  The Company acknowledges the Staff’s comment and will provide the referenced disclosure in the format required by Item 402 of Regulation S-K in the 2010 Form 10-K.

*           *           *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2009 Form 10-K and the Q3 2010 Form 10-Q and that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the SEC from taking any action with respect to such filings.  The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the 2009 Form 10-K, the Q3 2010 Form 10-Q, or the Company’s other filings, please feel free to contact me by phone at +86 10 8457 4688.

Very truly yours,

/s/ Leng You-Bin

Leng You-Bin
Chief Executive Officer

cc:	James Giugliano (SEC)
Mark Shannon (SEC)
Doug Brown (SEC)
Timothy Levenberg (SEC)
Andrew Ledbetter (DLA Piper)